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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                  FORM 12b-25

                FIFTEEN (15) DAY EXTENSION TO FILE ANNUAL REPORT
                     PURSUANT TO SECTION 13 or 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                        For Year Ended December 31, 1997
                         Commission File Number: 0-9969


                          CENTURY INDUSTRIES, INC.
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             (Exact name of Registrant as specified in its charter)


       District of Columbia                              54-1666769
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   (State or other jurisdiction of                    (I.R.S. Employer
    incorporation or organization)                   Identification No.)



      45034 Underwood Lane
          Sterling, Va.                                    20166
      11708 Bowman Green Drive
          Reston, Va.                                      20190
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(Address of principal executive offices)                (Zip Code)

Registrant's telephone number, including area code: (703) 471-7606.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                             (1) Yes   X   No
                                     -----    -----
                             (2) Yes   X   No
                                     -----    -----
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Part II - Rules 12b-25 (a) and (b)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III - Narrative

The Registrant's auditors have not completed the extensive audit procedures required by the Commission for all of the Company's subsidiaries. This is due to the auditor having to completely consolidate all of the Registrant's subsidiaries, including several branch offices of Registrant's Scibal Associates subsidiary, for the first time. The Registrant therefore requires the additional 15 days for its auditors to complete the 12-31-97 consolidation of all subsidiaries for the Form 10-KSB.

PART IV - Other Information

Name and telephone number of person to contact in regard to this notification:

(1) Ted L. Schwartzbeck           (703)        471-7606  Ext. 102


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months (or for such shorter period) been filed?
                                 X  YES           NO
                                ---            ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period or the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                    YES         X NO
                                ----           ---

                            Century Industries, Inc

has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



March 30, 1997     BY:
                       ----------------------------------
                       Ted L. Schwartzbeck, President/CEO
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                               INDEX TO EXHIBITS

The following Exhibits are attached as required by Small Business Issuers:

(l)  Underwriting agreement. Not applicable.

(2) Plan of acquisition, reorganization, arrangement, liquidation or succession. Not applicable.

(3) Articles of Incorporation and by-laws. Incorporated by reference through previously filed 10-K's.

(4) Instruments defining rights of holders. Incorporated by reference through previously filed 10-K's.

(5)  Opinion re legality. Not applicable.

(6)  Opinion re liquidation preference. Not applicable.

(7)  Opinion re liquidation preference. Not applicable.

(8)  Opinion re tax matters. Not applicable.

(9)  Voting trust agreement. Not applicable.

(10) Material contracts. Filed as 1996 8-K's.

(11) Statement re computation of per share earnings. See profit & loss income statement audited financials Item 13 herein.

(12) Statement re computation of ratios. Not applicable.

(13) Annual or quarterly reports, Form 10-Q or quarterly report to security holders. Not applicable.

(14) Material foreign contracts. Not applicable.

(15) Letter re unaudited interim financial information. Not applicable.

(16) Letter or change in certifying accountant. Not applicable.

(17) Letter re director resignation. Not applicable.

(18) Letter re change in accounting principles. Not applicable.

(19) Report furnished to security holders. Not applicable.

(20) Other documents or statements to security holders. Not applicable.

(21) Subsidiaries of the registrant. Attached as Exhibit (21).
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(22) Published report regarding matters submitted to vote of security holders. Not applicable.

(23) Consents of experts and counsel. Not applicable.

(24) Power of attorney. Not applicable.

(25) Statement of eligibility of trustee. Not applicable.

(26) Invitations for competitive bids. Not applicable.

(27) Financial data schedule. Not applicable.

(28) Information from reports furnished to State Insurance Authorities. Not applicable.

(29) Additional Exhibits. Not applicable.